

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Kelly Youngblood
Chief Financial Officer
MRC Global Inc.
Fulbright Tower
1301 McKinney Street
Suite 2300
Houston, Texas 77010

　　　　Re: MRC Global Inc.
　　　　　　Form 10-K for the Year Ended December 31, 2020
　　　　　　Filed February 12, 2021
　　　　　　File No. 001-35479

Dear Mr. Youngblood:

　　　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Trade & Services